Exhibit 99.1
Articles of Association
ASML Holding N.V. (“ASML”) is registered with the trade register of the Chamber of Commerce for Oost Brabant in Eindhoven, the Netherlands, under registration number 17085815. The following discussion summarizes certain provisions of the Articles of Association of ASML (the “Articles of Association”), an unofficial English translation of which was filed with the Commission on Form 8-A/A on May 11, 2007.
Objects
Pursuant to Article 2 of the Articles of Association, the objects of ASML are to establish, participate in, administer and finance companies and enterprises engaged in the development, manufacture and sale of products that are used for the production of semiconductors, including, in particular, lithographic products and systems, and the development and commercialization of technical and other know-how relating to the above products and systems, and to do everything pertaining thereto or connected therewith, including engaging in industrial, commercial and financial activities, and services in general, in the broadest sense.
Description of Share Capital; General
The authorized share capital of ASML is divided into 900,000,000 ordinary shares, nominal value EUR 0.02 per share (the “Ordinary Shares”) and 900,000,000 cumulative preference shares, nominal value EUR 0.02 per share (the “Preference Shares”). The Ordinary Shares are held (i) in the form of registered shares (“New York Shares”) issued by JPMorgan, ASML’s New York transfer agent and registrar and (ii) in the form of registered shares entered in ASML’s Veldhoven shareholder register. The Preference Shares are also held in registered form. The Ordinary Shares outstanding as of the date of this Report are fully paid and nonassessable. No liability to further capital calls by ASML attaches to any of the outstanding shares.
There are no Preference Shares outstanding as of the date of this Report. The Preference Shares were established in order to protect the interests of ASML and its stakeholders, and effectively strengthen the negotiating position of the Board of Management in the event that a third party attempts to secure a controlling interest in ASML without the agreement of the Board of Management. See “ — Preference Shares.”
ASML’s Articles of Association also provide that ASML is subject to certain provisions of Netherlands law applicable to large corporations (structuurregime) that have the effect of concentrating control over significant corporate decisions and transactions in the hands of ASML’s Supervisory Board, as further described below.
Dividends
Dividends are payable in respect of the Ordinary Shares out of annual profits shown in the annual accounts of ASML, as adopted by the General Meeting of Shareholders of ASML, after payment of accumulated dividends on any outstanding Preference Shares. However, subject to statutory provisions, the Board of Management may at its discretion, with the prior approval of the Supervisory Board, distribute one or more interim dividends on the Ordinary Shares before the annual accounts for any financial year have been approved by the General Meeting of Shareholders. The Board of Management, with the approval of the Supervisory Board, may decide that all or part of ASML’s profits should be retained and not be made available for distribution to shareholders, except for dividends on the Preference Shares. Existing reserves that are distributable in accordance with Netherlands law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the Board of Management that has been approved by the Supervisory Board.
Cash distributions, if any, will be declared in euro. Amounts payable to holders of New York Shares will be payable by a dividend disbursing agent in U.S. dollars, converted by ASML at the rate of exchange on Euronext Amsterdam N.V. (“Euronext Amsterdam”) at the close of business on the date fixed for that purpose by the Board of Management, and in accordance with the Articles of Association. Amounts payable to holders of Ordinary Shares, other than New York Shares, will be payable by ASML in euro. The right to receive cash dividends and distributions will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.
Dividends payable on any outstanding Preference Shares will be equal to an amount determined by multiplying the amount paid in respect of such shares by a rate that is two hundred basis points above the average, for the financial year to which the dividend relates, of the EURIBOR rate for cash loans with a duration of twelve months.
Meetings of Shareholders; Voting Rights
General Meetings of Shareholders (including holders of Ordinary Shares and Preference Shares) will be held at least once a year, not later than six months after the end of the fiscal year, in Veldhoven, Eindhoven, Amsterdam or The Hague. The Board of Management may decide that each person entitled to attend a shareholders’ meeting may through electronic communication participate in such meeting through electronic communication (for example, through a “webcast”). ASML will mail notices to registered holders of Ordinary Shares at least 15 days prior to the meeting and will publish a notice convening a general meeting in at least one national newspaper in the Netherlands and, as long as the Ordinary Shares are listed on the Official Segment of the stock market of Euronext Amsterdam, in the official publication of Euronext Amsterdam. In these notices, ASML will, if applicable, include details regarding the procedures to be followed by shareholders in order to notify ASML in writing of their intention to attend the meeting. ASML does not solicit from, or nominate proxies for, its shareholders and is exempt from the Securities and Exchange Commission’s proxy rules under the Securities Exchange Act of 1934. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies with written authority. See ” — Share Certificates and Transfer.” Shareholders may also be permitted to cast their votes electronically during a period prior to a shareholders’ meeting determined by the Board of Management in a manner approved by the Board of Management and posted on the Company’s website.
The agenda of the Annual General Meeting of Shareholders will include the following: (i) a written report of the Board of Management describing the state of ASML and management’s conduct during the past financial year; (ii) adoption of the annual accounts; (iii) a discussion and justification by the Board of Management of ASML’s reserves and dividend policy, including any proposal to pay a dividend; (iv) discharge from liability of members of the Board of Management and Supervisory Board for performance of duty during the previous financial year; (v) any substantial change in the corporate governance structure of ASML; (vi) any Supervisory Board or Board of Management proposal, submitted in accordance with the provisions of the Articles of Association; and (vii) such items as shareholders representing at least 1 percent of the issued share capital or representing a value of at least €50 million have requested the Board of Management to include in the agenda. If permitted by the Board of Management, requests for items to be included in the agenda may be submitted electronically in accordance with the conditions stipulated by the Board of Management and posted on the Company’s website.
Extraordinary General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or the Board of Management, and must be held if one or more holders of Ordinary Shares or Preference Shares or other persons entitled to attend a General Meeting of Shareholders jointly representing at least 10% of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the matters to be considered.
Resolutions are adopted at General Meetings of Shareholders by a majority of the votes cast (except where a different proportion of votes is required by the Articles of Association or Netherlands law). If voting by electronic means is permitted by the Board of Management, votes cast electronically shall be treated equally to votes cast at a shareholders’ meeting.
The approval of the Supervisory Board and the General Meeting of Shareholders is required for resolutions of the Board of Management relating to any important change in the character of ASML, including (i) the transfer of the enterprise or almost all of the enterprise to a third party, (ii) entry into or termination of any long-term cooperation between ASML and another legal entity if such cooperation or termination is of far reaching significance to ASML, or (iii) the acquisition or disposal by ASML of an equity interest in the capital of a company with a value of at least one third of the amount of the assets of ASML. Each Ordinary Share and Preference Share has the right to one vote.
Amendment of Articles of Association and Winding Up of ASML
Pursuant to the Articles of Association, resolutions to amend the Articles of Association (including the amendment of shareholders rights) or to wind up ASML, if proposed by the Board of Management, must be approved by a majority of the votes cast at a General Meeting of Shareholders and, if proposed by shareholders, must be approved by at least a three-fourths’ majority of the votes cast at a General Meeting of Shareholders at which more than half of the issued share capital is represented or, if the requisite capital is not represented, by a three-fourths’ majority of the votes cast at a new meeting held within four weeks thereafter, at which meeting there are no quorum requirements. All such resolutions must in either case be approved by the Supervisory Board. The above requirements applicable to the amendment of the Articles of Association, as set forth in the Articles of Association, are more significant than the minimum approval requirements under Netherlands law (which requires approval by the General Meeting of Shareholders in addition to the approval of the Supervisory Board of a proposal from the Board of Management to amend the Articles of Association).
Supervisory Board and Board of Management Generally
The Supervisory Board is responsible for the supervision of the policies of the Board of Management, and the general course of ASML. At least annually, the Board of Management must submit to the Supervisory Board a summary of the strategy, general and financial risks and management and control system of ASML. At the same time, the Board of Management must submit to the Supervisory Board for approval (i) the operational and financial objectives of ASML, (ii) the strategy designed to achieve the objectives and (iii) the parameters to be applied in assessing the success of the strategy.

Appointment of Supervisory Board and Board of Management Members
Members of the Supervisory Board are appointed by the General Meeting of Shareholders on the basis of the Supervisory Board’s recommendation. The General Meeting of Shareholders and the Works Council may recommend persons to the Supervisory Board for appointment as members of the Supervisory Board. For one-third of the positions on the Supervisory Board, the Supervisory Board must nominate persons recommended by the Works Council, subject to exceptions. The General Meeting of Shareholders may reject the nomination with an absolute majority of the votes cast. However, if the General Meeting of Shareholders rejects the nomination in this manner, and this majority does not represent at least one-third of the outstanding share capital, a new meeting can be convened in which the nomination can be overruled by an absolute majority of the votes cast. If the Supervisory Board’s nominee is rejected by the General Meeting of Shareholders, the Supervisory Board must nominate another person.
The term of office of each member of the Supervisory Board will expire no later than the day of the General Meeting of Shareholders held in the fourth year after the year of his appointment. Supervisory Board members may be re-appointed. Upon application, the Enterprise Division of the Amsterdam Court of Appeal may remove a member of the Supervisory Board for dereliction of his duties or for other important reasons. The General Meeting of Shareholders may withdraw its confidence in the Supervisory Board by an absolute majority of votes cast representing at least one-third of the issued share capital, subject to exceptions. Such a resolution results in the immediate dismissal of the members of the Supervisory Board, after which the Enterprise Division of the Amsterdam Court of Appeal, on application of the Board of Management, must appoint new members of the Supervisory Board on a temporary basis, who are responsible for ensuring that a new Supervisory Board is appointed in accordance with the articles of association.
Members of the Board of Management of ASML are appointed by the Supervisory Board. A member of the Board of Management may be appointed for a maximum period of four years (other than members of the Board of Management appointed prior to March 31, 2004, who do not have a fixed term), and unless such member has resigned at an earlier date, his term of office shall expire on the day of the General Meeting of Shareholders held in the fourth year after the year of his appointment. The Supervisory Board must notify the General Meeting of Shareholders of intended appointments to the Board of Management. Board of Management members may be re-appointed.
Conflicts of Interest
If a member of the Board of Management, acting in a personal capacity, enters into an agreement with ASML or conducts any litigation against ASML, ASML will be represented in that matter by another member of the Board of Management or by a member of the Supervisory Board designated for that purpose by the Supervisory Board, unless the General Meeting of Shareholders designates a person for that purpose (which may be the person with respect to whom the conflict of interests exists), except as may be otherwise provided by Netherlands law. If a member of the Board of Management has a conflict of interest with ASML other than as described above, such member may, like the other members of the Board of Management, represent ASML. As a general matter, other than in certain limited circumstances provided for in the Articles of Association, members of the Supervisory Board will not represent ASML. Other than as described above, the Articles of Association do not contain any limitations on the right of members of the Supervisory Board or the Board of Management to vote on matters where a conflict of interest may exist.

Remuneration
The General Meeting of Shareholders adopts the remuneration policy of the Board of Management, including any arrangement for compensation in the form of shares or rights to acquire shares, on the basis of a proposal submitted to the General Meeting of Shareholders by the Supervisory Board. The policy regarding the remuneration of the Board of Management must be presented in writing to the Works Council. Proposals for remuneration of the Board of Management in the form of shares or rights to acquire shares must set out the maximum number of shares or rights to be granted and the applicable criteria for such grant or any change thereto.
The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board on the basis of a proposal thereto submitted to the General Meeting of Shareholders by the Supervisory Board. The remuneration of the members of the Supervisory Board consists of a fixed annual payment. A member of the Supervisory Board may not be granted shares or rights to acquire shares as compensation. The Supervisory Board may grant additional compensation to its Chairman or to other members whom the Supervisory Board may have been charged with additional Supervisory Board responsibilities. Members of the Supervisory Board and the Board of Management do not need to hold any shares in ASML’s share capital in order to qualify as a member thereof.
Indemnity
Current and former members of the Board of Management and Supervisory Board are entitled to reimbursement for:
(i)	expenses incurred in conducting a defense against claims for damages, or in other legal proceedings; and

(ii)	any damages they may be ordered to pay,
due to acts or omissions in performance of duties as a member of the Supervisory Board or Board of Management, as the case may be, or in another capacity at the request of ASML. ASML will indemnify members of the Supervisory Board and Board of Management against losses as a result of the foregoing. No reimbursement may be awarded and no indemnification may be granted, however, to the extent that a court in the Netherlands irrevocably establishes that such acts or omissions were wilful or intentionally reckless, unless, in light of the circumstances of the case, the denial of indemnification or reimbursement would be contrary to reasonableness and fairness. No reimbursement may be given to the extent that financial losses are reimbursed by any insurance coverage. ASML may insure against any such liability.
Adoption of Annual Accounts
As provided by Netherlands law and by ASML’s Articles of Association, the Board of Management will submit ASML’s annual Netherlands statutory accounts, together with a certificate of the auditor in respect thereof, to the General Meeting of Shareholders for adoption. The Board of Management must also send the annual accounts to the Works Council.

Liquidation Rights
In the event of the dissolution and liquidation of ASML, the assets remaining after payment of all debts and liquidation expenses are first to be distributed to the holders of Preference Shares to the extent of any accumulated and unpaid dividends plus the consideration paid upon issuance of the Preference Shares. Remaining amounts thereafter will be distributed to holders of Ordinary Shares.
Issues of Ordinary Shares; Preemptive Rights
The Board of Management has the power to issue Ordinary Shares and Preference Shares if and insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to ASML’s Articles of Association). The Board of Management requires the approval, however, of the Supervisory Board for such an issue. An authorization of the Board of Management to issue Ordinary Shares or Preference Shares may be effective for a specified period of up to five years and may be renewed. In the absence of such authorization, the General Meeting of Shareholders has the power to authorize the issuance of Ordinary Shares or Preference Shares, upon the proposal of the Board of Management, which proposal must be authorized by the Supervisory Board.
Holders of Ordinary Shares have a pro rata preemptive right of subscription to any issuance of Ordinary Shares for cash, which right may be limited or eliminated as described below. Such shareholders have no pro rata preemptive subscription right with respect to any Ordinary Shares issued for consideration other than cash or in the case of Ordinary Shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to the Articles of Association), the Board of Management has the power, on approval by the Supervisory Board, to limit or eliminate the preemptive rights of holders of Ordinary Shares. An authorization to limit or eliminate preemptive rights may be effective for up to five years and may be renewed. In the absence of such designation, the General Meeting of Shareholders has the power to limit or eliminate such preemptive rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting. The right of U.S. shareholders to subscribe for Ordinary Shares pursuant to preemptive rights may, under certain circumstances (such as where ASML is unable to comply, or elects not to comply, with the registration requirements of the U.S. federal securities laws with respect to the Ordinary Shares underlying such preemptive rights), be limited to the right to receive the approximate market value (if any) of such rights in cash. Any such receipt of cash could be taxable to such U.S. shareholders.
The foregoing provisions apply equally to the issuances of rights to subscribe for Ordinary Shares.
Repurchase and Cancellation of Ordinary Shares
ASML may repurchase Ordinary Shares at any time, subject to compliance with certain requirements under Netherlands law (and provided the aggregate nominal value of the Ordinary Shares held by ASML or a subsidiary at any one time amounts to no more than one-tenth of ASML’s issued share capital). Ordinary Shares owned by ASML may not be voted or counted for quorum purposes. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of an authorizing resolution or by an amendment to ASML’s Articles of Association) of shareholders at the General Meeting of Shareholders of ASML, which authorization may not be for more than 18 months. Ordinary shares held by ASML may be resold.
Upon the proposal of the Board of Management, with approval of the Supervisory Board, the General Meeting of Shareholders may resolve to cancel Ordinary Shares repurchased by ASML. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of capital.
Limitations on Right to Hold or Vote the Ordinary Shares
There are no limitations imposed by Netherlands law or by the Articles of Association on the right of non-resident owners to hold or vote the Ordinary Shares.
Preference Shares
The Preference Share option has been granted to the foundation Stichting Preferente Aandelen ASML (the “Preference Share Foundation”), which has been established in accordance with Netherlands law and Euronext Amsterdam rules and has as its object “the protection of the interests of ASML and the enterprises maintained by it in such a way that the interests of ASML and those enterprises and of all concerned are protected as well as possible, and to minimize influences which, in conflict with these interests, could affect the independence and identity of ASML and those enterprises, as well as everything which is connected with or could be conducive to the above.” For this purpose, the term “enterprise” includes each of ASML’s subsidiaries. The Board of Directors of the Preference Share Foundation is independent of ASML and is composed of three voting members drawn from the Netherlands business and academic communities, as well as the Chairman of the Supervisory Board, who is a non-voting member.
The Preference Share option gives the Preference Share Foundation the right to acquire a number of Preference Shares equal to the number of Ordinary Shares outstanding at the time of exercise of the Preference Share option for a subscription price equal to their nominal value of EUR 0.02 per share. Only one-fourth of this subscription price is payable at the time of initial issuance of the Preference Shares (the remainder would be due only when called by ASML). The Preference Shares may be cancelled and repaid by ASML upon the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management that receives the prior approval of the Supervisory Board.
Exercise of the Preference Share option would effectively dilute the voting power of the Ordinary Shares then outstanding by one-half. The practical effect of any such exercise would be to prevent attempts by third-parties to acquire control of ASML, even at a price that represents a substantial premium to the then current market price of the Ordinary Shares.
Share Certificates and Transfer
The Ordinary Shares may be issued in registered form as Amsterdam Shares or New York Shares, as the holder may elect. Amsterdam Shares are represented in the form of an entry in the share register without the issuance of a share certificate. Amsterdam Shares may be transferred through the book entry system maintained by Euroclear Netherlands by means of executing an instrument of transfer. The New York Shares are registered with the New York transfer agent and registrar, JPMorgan Service Center, P.O. Box 3408, South Hackensack, NJ 07606-3408, and are represented by certificates printed in the English language in any denomination, but not for more than 100,000 shares. Amsterdam Shares are traded on the Official Segment of the stock market of Euronext Amsterdam under the symbol “ASML.” New York Shares are traded on Nasdaq under the symbol “ASML.”

Amsterdam Shares may be converted into New York Shares and vice versa. Upon request to ABN AMRO Bank N.V., the Netherlands exchange agent (the “CF Agent”), that Amsterdam Shares be exchanged for New York Shares, the CF Agent will ensure that the share register is amended accordingly and will instruct the New York Transfer Agent and Registrar to issue New York Shares and to deliver the corresponding certificates. Similarly, on presentation to the New York Transfer Agent and Registrar of New York Shares for cancellation and accompanied by an appropriate request, the New York Transfer Agent and Registrar will instruct the CF Agent in the Netherlands to ensure that the share register is amended accordingly and that the shares are brought into the book entry system. Certificates for New York Shares may be exchanged at the office of the New York Transfer Agent and Registrar for certificates of other authorized denominations.
A fee of $0.05 per share is charged to shareholders for the exchange of Amsterdam Shares for New York Shares (and for the reverse). The Amsterdam Shares have been accepted for clearance through Euroclear and Clearstream, Luxembourg (Common Code 5607493 and ISIN NL0000334332). The Fonds Code on Euronext Amsterdam is 33433.